TITAN TRADING ANALYTICS INC.

500 – 602 West Hastings Street

Vancouver, British Columbia, V6B 1P2

November 19, 2004

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS ANNOUNCES TRADING OFFICE IN U.S.A.

VANCOUVER - Titan Trading Analytics Inc. is pleased to announce it has established a trading office in West Palm Beach to be used as the base for Titan’s US trading operations. From this new location, Philip Carrozza II will act as the director of Titan’s US trading operations, Usha Singh will assist with trading and office administration and Sandy Lipkins will act as director of US business development.

Phil Carrozza is a Director of Titan Trading Analytics and is a registered Series 7 and 63 broker. He has 18 years of trading experience and is the chief architect behind the trading logic in Titan’s Order Processing Software (TOPS). TOPS will play a major role in the trading operations of the office.

Usha Singh is also a registered Series 7 and 63 holder who has worked for 6 years as a financial advisor for high net worth individuals with Laidlaw Holdings in New York City. For the last 6 years she has been a proprietary trader with Generic Trading of New York. She has keen analytical skills and is well versed in stocks, currencies and futures trading.

Sandy Lipkins has been working on Wall Street for over ten years, specializing in matching capital with appropriate investment ideas. During the 1990’s he traded with Tradescape Securities which was bought out by E*Trade, and Andover Securities which was bought out by Sunguard. Mr. Lipkins was a co-founder of a trading firm that employed over 100 traders and managed over $100 million. Mr. Lipkins has a Series 7, 55 and 63.

Establishing a US presence will facilitate Titan’s business objectives and introduce TOPS to the trading community. The office will also provide a training location for Titan’s future business partners.

Due to very high regulatory costs and requirements, the management of Titan has decided not to proceed with the purchase of the intellectual property from Cignal Technologies LLC as set out in the news release dated November 4, 2004. Titan will instead continue with the exclusive licensing agreement already in place with Cignal. In addition, Titan plans to begin negotiations with Cignal to supplement the licensing agreement with a source code escrow agreement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.